Exhibit 21

SUBSIDIARIES

The following is a list of the significant subsidiaries of the Company as of September 22, 2004:

Subsidiary	State of Incorporation

Telecommunications Transmission Segment
Comtech Antenna Systems, Inc.	Delaware
Comtech EF Data Corp.	Delaware
Comtech Systems, Inc.	Delaware
Comtech AHA Corporation	Delaware
Comtech Vipersat Networks, Inc.	Delaware

RF Microwave Amplifier Segment
Comtech PST Corp.	New York

Mobile Data Communications Segment
Comtech Mobile Datacom Corp.	Delaware